                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 18)*

                             CANTEL INDUSTRIES, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
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                         (Title of Class of Securities)

                                   858578-10-7
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                                 (CUSIP Number)

Mr. Charles M. Diker                       Eric W. Nodiff, Esq.
One New York Plaza                         747 Third Avenue
New York, NY  10004 (212) 908-9956         New York, NY 10017 (212) 759-3300

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 4, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such shares). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

============================                           =========================
CUSIP NO. 858578-10-7                                  Page   2   of   7   Pages
============================                           =========================

================================================================================
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Charles M. Diker
          ###-##-####
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 2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                (a) |_|
                                                                         (b) |_|
          Joint filings pursuant to Rule 13d-1(f) (1)

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          SEC USE ONLY
 3

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          SOURCE OF FUNDS*
 4
          PF

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          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5        ITEMS 2(d) or 2(e)                                                 |_|

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          CITIZENSHIP OR PLACE OR ORGANIZATION
 6
          United States
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                                        7        SOLE VOTING POWER
              NUMBER OF                          929,634
               SHARES                  -----------------------------------------
            BENEFICIALLY                8        SHARED VOTING POWER
              OWNED BY                           233,998
                EACH                   -----------------------------------------
              REPORTING                 9        SOLE DISPOSITIVE POWER
               PERSON                            929,634
                WITH                   -----------------------------------------
                                        10       SHARED DISPOSITIVE POWER
                                                 581,790
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,511,424
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          33.4%
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14        TYPE OF REPORTING PERSON*
          IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION
                                  SCHEDULE 13D

============================                           =========================
CUSIP NO. 858578-10-7                                  Page   3   of   7   Pages
============================                           =========================

================================================================================
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Weiss, Peck & Greer
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 2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                (a) |_|
                                                                         (b) |_|
          Joint filings pursuant to Rule 13d-1(f) (1)

--------------------------------------------------------------------------------
          SEC USE ONLY
 3

--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
 4
          WC, 00
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          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5        ITEMS 2(d) or 2(e)                                                 |_|

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OR ORGANIZATION
 6

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                                        7        SOLE VOTING POWER
              NUMBER OF
               SHARES                  -----------------------------------------
            BENEFICIALLY                8        SHARED VOTING POWER
              OWNED BY                           18,750
                EACH                   -----------------------------------------
              REPORTING                 9        SOLE DISPOSITIVE POWER
               PERSON
                WITH                   -----------------------------------------
                                        10       SHARED DISPOSITIVE POWER
                                                 18,750
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          18,750
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.4%
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14        TYPE OF REPORTING PERSON*
          PN, BP, IA
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

              This Statement constitutes Amendment No. 18 to the Statement on
Schedule 13D filed with the Securities and Exchange Commission by Charles M. Diker and Weiss, Peck & Greer. The Schedule 13D, as amended, is referred to herein as the "Schedule 13D." This Statement is being filed as a result of a material increase in the percentage ownership of securities of Cantel Industries, Inc. (the "Corporation") held by Mr. Diker.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

              Item 5 is amended and supplemented as follows:

              (a)-(b) Items 7-11 and 13 of the cover pages of this Schedule 13D which relate to beneficial ownership of the Corporation's securities by Mr. Diker are hereby incorporated by reference in response to this item. As of August 25, 1999, Mr. Diker may be deemed to have beneficially owned, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, 1,511,424 shares of Common Stock of the Corporation (including share equivalents), constituting approximately 33.4% of the Corporation's Common Stock giving effect to the exercise in full of all the Options referred to below. The percentage is based upon 4,415,545 shares of Common Stock of the Corporation outstanding on August 25, 1999 and giving effect to the exercise in full of all the Options.

              The 929,634 shares beneficially owned by Mr. Diker as to which he has sole voting power and sole disposition power include:

              (1)     820,133 shares of Common Stock of the Corporation; and

              (ii) Currently exercisable options to purchase 109,501 shares of the Common Stock of the Corporation (the "Options").

              Should Mr. Diker exercise the Options in full, he would then have the sole power to vote and the sole power to dispose of 929,634 shares of Common Stock.

              Mr. Diker has shared power to vote (or to direct the vote) and shared power to dispose of (or to direct the disposition of) an aggregate of 233,998 shares of Common Stock of the Corporation, comprised of (i) 6,000 shares of Common Stock owned by the DicoGroup, Inc. (the "DicoGroup Shares"), (ii) 154,498 shares of Common Stock owned by the Children's Trusts (the "Trust Shares"), and (iii) 73,500 shares of Common Stock owned by a non-profit corporation (the "Foundation") of which Mr. Diker and his wife are the principal officers and directors (the "Not For Profit Shares"). Mr. Diker may be deemed to be the beneficial owner, under Rule 13d-3 of the DicoGroup Shares, the Trust Shares and the Not For Profit Shares. Pursuant to Rule 13d-4, Mr. Diker expressly disclaims that he is the beneficial owner of such shares.

              Mr. Diker has shared power to dispose of (or direct the disposition of) an aggregate of 581,790 shares of Common Stock of the Corporation, comprised of (i) the 6,000 DicoGroup Shares referred to above, (ii) the 154,498 Trust Shares referred to above, (iii) the 73,500 Not For Profit Shares referred to above, (iv) 149,875 shares of Common Stock of the Corporation owned by Mr. Diker's wife, and (v) 197,917 shares of Common Stock of the Corporation held in certain discretionary accounts with Weiss, Peck & Greer (the "WP&G Account Shares"). Mr. Diker's wife has sole power to vote (or to direct the vote of) her shares. However, Mr. Diker may be deemed to be the beneficial owner under Rule 13d-3 of the 149,875 shares of Common Stock owned by Mrs. Diker. Mr. Diker may be deemed to have investment discretion with respect to the WP&G Account Shares. Mr. Diker is a limited partner of Weiss, Peck & Greer but he has no beneficial ownership with respect to these accounts and he does not have the power to vote (or to direct the vote of) the WP&G Account Shares. However, by reason of his investment power, Mr. Diker may be deemed to be the beneficial owner of the 197,917 WP&G Account Shares. Pursuant to Rule 13d-4, Mr. Diker expressly disclaims that he is the beneficial owner of (i) the shares owned by Mrs. Diker and (ii) the WP&G Shares.

              Weiss, Peck & Greer has the sole power to vote (or to direct the vote) and sole power to dispose of (or to direct the disposition of) the 18,750 shares of Common Stock owned by it, which power is exercisable by the Weiss, Peck & Greer partners.

         The following sets forth certain information concerning transactions in the Common Stock by the filing persons (either directly or indirectly through individuals, corporations and other entities through which the filing person possesses the power to vote or dispose of shares of Common Stock) during the 60 days prior to the date of this statement. Each transaction is a purchase in the open market:


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

                                            Date of        No. of     Price per
Name of Person Effecting Transaction      Transaction      Shares       Share
------------------------------------      -----------      ------       -----
         Charles M. Diker                    8/4/99         1,500       $5.125
         Charles M. Diker                    8/11/99        2,000       $5.125
         Charles M. Diker                    8/12/99        6,000        $5.00
         Charles M. Diker                    8/19/99        1,500      $5.0357
         Charles M. Diker                    8/20/99        1,000        $5.00
         Charles M. Diker                    8/25/99          500       $5.625
         Mrs. Diker (wife)                   8/11/99        1,000       $5.125
         Mrs. Diker (wife)                   8/12/99        4,000        $5.00
         Mrs. Diker (wife)                   8/19/99        1,000      $5.0357
         Foundation*                         8/11/99        1,000       $5.125
         Foundation*                         8/12/99        3,000        $5.00
         Foundation*                         8/19/99        1,000      $5.0357
         Trusts for Children of              8/12/99        3,000        $5.00
         Mr. and Mrs. Diker
         Discretionary Accounts**            8/11/99        2,000       $5.125
         Discretionary Accounts**            8/12/99       14,000        $5.00
         Discretionary Accounts**            8/24/99          500       $5.375
         Discretionary Accounts**            8/25/99          500       $5.625

---------------------------
* A non-profit corporation of which Mr. Diker and his wife are the principal officers and directors (described above).

**    Discretionary accounts with Weiss, Peck & Greer (described above).

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 2, 1999


                                             /s/ CHARLES M. DIKER
                                             -----------------------------------
                                                 Charles M. Diker


                                             WEISS, PECK & GREER


                                             By: /s/ CHARLES M. DIKER
                                                 -------------------------------
                                                   Charles M. Diker


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